April 12, 2017

Mr. H. Roger Schwall

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Select Energy Services, Inc.

Amendment No. 2 to Registration Statement on Form S-1
Filed April 10, 2017
File No. 333-216404

Ladies and Gentlemen:

Set forth below are the responses of Select Energy Services, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 11, 2017, with respect to Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-216404, filed with the Commission on April 10, 2017 (the “Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing Amendment No. 3 to the Registration Statement on Form S-1 (“Filing No. 4”) via EDGAR.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to Filing No. 4 unless otherwise specified.

Amendment 2 to Registration Statement on Form S-1

Use of Proceeds, page 52

1.                                      We note that the balance of your proceeds “will be used for general corporate purposes, including other organic and acquisition growth opportunities.” As this appears to be the majority of your proceeds, provide more quantified detail on such purposes or the allocation of those proceeds among those different uses.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Registration Statement to provide more detail regarding the allocation of our proceeds from this offering. Please see pages 19 and 52 of Filing No. 4.

Lock-Up Periods, page 144

2.                                      We note the new and revised disclosure you provide in this section. Please further revise to clarify that the selling shareholders will sell all shares that are to constitute the overallotment option and will sell no other shares in this offering. Briefly describe the “certain exceptions and extensions” referenced in the first and second paragraphs of this section.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Registration Statement to clarify the selling shareholders’ participation in this offering and to provide further description of the exceptions to the lock-up periods referenced. Please see pages 146, 147, 155 and 156 of Filing No. 4.

Consolidated Statements of Operations, page F-5

3.                                      We note your presentation of pro forma net loss per share attributable to common stockholders on page 22. Revise to include a similar presentation on the face of your consolidated statements of operations.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the Registration Statement to provide a presentation of pro forma net loss per share attributable to common stockholders on the face of our consolidated statements of operations. Please see page F-5.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,

SELECT ENERGY SERVICES, INC.

By:	/s/ John D. Schmitz
Name:	John D. Schmitz
Title:	Chairman and Chief Executive Officer

Enclosures

cc:                                David Oelman, Vinson & Elkins L.L.P.

Alan Beck, Vinson & Elkins L.L.P.